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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2004

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                (Translation of registrant's name into English)

                              2550 HONG QIAO ROAD
                        HONG QIAO INTERNATIONAL AIRPORT
                             SHANGHAI, CHINA 200335
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 2-F  X     Form 40-F
                                     -----            -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes        No  X
                                    -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

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                                    EXHIBITS



Exhibit Number                                                             Page
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1.1 Announcement dated April 8, 2004                                        4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CHINA EASTERN AIRLINES CORPORATION LIMITED


Date: April 13, 2004               By: /s/ Ye Yigan
                                       -----------------------------------------
                                       Name:  Ye Yigan
                                       Title: Chairman of the Board of Directors



[Attach the Announcement]


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